SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. __)


                                 eUniverse, Inc.
                                 ---------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)


                                  298 412 10 7
                                  ------------
                                 (CUSIP Number)

                             Thomas J. Poletti, Esq.
                         c/o Kirkpatrick & Lockhart LLP
                      10100 Santa Monica Blvd., 7th Floor,
                              Los Angeles, CA 90067
                                 (310) 552-5000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 Not Applicable
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

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CUSIP NO. 298 412 10 7                                               Page 2 of 6

1        NAME OF REPORTING PERSON

         Brad D. Greenspan

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) / /   (B) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*

         OO (See Item 3)

5

         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7        SOLE VOTING POWER

         8,241,000   (Includes  400,000  shares  underlying   options  that  are
         exercisable within 60 days)

8        SHARED VOTING POWER
         0

9        SOLE DISPOSITIVE POWER

         8,241,000   (Includes  400,000  shares  underlying   options  that  are
         exercisable within 60 days)

10       SHARED DISPOSITIVE POWER
         0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,241,000   (Includes  400,000  shares  underlying   options  that  are
         exercisable within 60 days)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*/ /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         22.6%

14       TYPE OF REPORTING PERSON*
         IN

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CUSIP NO. 298 412 10 7                                               Page 3 of 6


                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                                 EUNIVERSE, INC.

ITEM 1.  SECURITY AND ISSUER.

         Securities:  Common Stock, par value $0.001 per share
         Issuer: eUniverse, Inc., a Delaware corporation (the "Company") 6060 Center Drive, Suite 300
                      Los Angeles, CA 90045

ITEM 2.  IDENTITY AND BACKGROUND.

(a)      Name: Brad D. Greenspan
(b)      Address:  264 So. La Cienega, Suite 1218, Beverly Hills, CA 90211
(c)      Principal Occupation:     Investor
(d) During the last five years, Mr. Greenspan has not been convicted in a criminal proceeding.


(e) During the last five years, Mr. Greenspan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoying future violations of, or prohibiting of mandating activities subject to, federal or state securities law or finding any violation with respect to such law.
(f)      Citizenship: United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not Applicable. Mr. Greenspan already has a Schedule 13G on file with the Securities and Exchange Commission indicating his securities ownership.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Mr. Greenspan is a former officer and director of the Company. Mr. Greenspan, beneficially owning 22.6% of the outstanding capital stock of the Company as of the date of this filing (see Item 5 hereof), has taken and is considering certain actions as a result of his dissatisfaction with recent actions of the current Board of Directors of the Company. Mr. Greenspan has filed a resignation letter with the Company outlining certain objections he had to recent actions of the Board of Directors of the Company. On December 11, 2003, Mr. Greenspan filed a complaint in the Court of Chancery of the State of Delaware in and for New Castle County against the Company and each present director of the Company. Mr. Greenspan is seeking to enjoin the enforcement of, and declaratory judgments on, certain recent Board actions to prevent the Board of Directors of the Company from engaging in what he believes to be an entrenchment scheme to shift control of the Board of Directors of the Company from its common stockholders to its preferred stockholders. Mr. Greenspan has also delivered to the Company a letter

CUSIP NO. 298 412 10 7                                               Page 4 of 6

         demanding the opportunity to inspect the list of the Company's stockholders including related documents. If the Company does not deliver such list and documents within the time frame of the Delaware General Corporation Law, Mr. Greenspan intends to pursue litigation to compel such disclosure.

         Mr. Greenspan is considering taking certain actions to address those events and actions that have been taken by the Company and its Board of Directors that he believes inhibit a fair election of the Board of Directors. Such actions include the following: (1) proposing (a) the removal of the current Board of Directors and (b) a new slate of directors (which as presently contemplated, would not include him) to be elected by the Company's stockholders; (2) opposing certain items on the Company's preliminary proxy statement filed with the Securities and Exchange Commission on December 1, 2003; and (3) proposing amendments to the Company's Bylaws and/or Certification of Incorporation, including its recently adopted Bylaw providing for nomination procedures, in order to shift control back to the Company's common stockholders. Mr. Greenspan is considering soliciting proxies and/or consents in accordance with applicable law. Mr. Greenspan is also considering whether or not to bring additional litigation concerning such matters, such as breach of fiduciary duty by the Board of Directors of the Company and violations of Section 14(a) of the Exchange Act of 1934, as amended, and any fair disclosure requirements of Delaware law, in order to effectuate the foregoing.

         Mr. Greenspan intends to discuss his dissatisfaction with the current Board of Directors with certain other Company stockholders who share his concerns, subject to applicable law, and will amend this Schedule 13D in the event that any of such stockholders become a member of a group that includes Mr. Greenspan.

         Mr. Greenspan may determine, from time to time or at any time, to sell or otherwise dispose of some or all of the Common Stock owned by him, in order to pay for costs associated with his actions described herein. Mr. Greenspan also may determine, from time to time or at any time, to purchase or otherwise acquire additional shares of Common Stock of the Company.

         Except as set forth above, Mr. Greenspan has no plans which relate to any of the items listed in (a) - (j) of Item 4 of Schedule 13D.

         The foregoing actions may be taken in combination with other actions. The timing and sequence of such actions, and which actions to be taken, are being actively considered by Mr. Greenspan and are subject to his judgment as to the best way to proceed. If Mr. Greenspan obtains control of the Company, he would consider possible termination of executive officers of the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Mr. Greenspan beneficially and directly owns, and has the sole power to vote and the sole power to dispose of 8,241,000 shares (which amount includes an aggregate of 400,000 shares underlying stock options that

CUSIP NO. 298 412 10 7                                               Page 5 of 6

         are exercisable within 60 days) of Common Stock of eUniverse, Inc., which represents 22.6% of the outstanding shares of Common Stock and Preferred Stock on an as-converted basis, which percentage is based on the information set forth in the Company's preliminary proxy statement on Schedule 14A as filed with the Securities and Exchange Commission on December 1, 2003.

         Mr. Greenspan has not effected any transactions in the shares of Common Stock during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

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CUSIP NO. 298 412 10 7                                               Page 6 of 6

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:   December 12, 2003


                                           By:  /s/ Brad D. Greenspan
                                                --------------------------------
                                                Name:  Brad D. Greenspan